Exhibit 99.2

Glass House Brands Announces Voting Results Following Annual General and Special Meeting

LONG BEACH, CA and TORONTO, June 28, 2023 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF) announces that, at the annual general and special meeting (the "Meeting") of shareholders of the Company that was held on June 23, 2023 at 11:00 a.m. (Pacific Time), the shareholders passed a special resolution to extend the "sunset" date for the Company's multiple voting shares from June 29, 2024 until June 29, 2027. This extension will allow the founders of the Company, who hold all of the multiple voting shares, to continue to pursue their vision for Glass House as the applicable legal and regulatory regime evolves.

Also at the Meeting, all eight nominees for the board of directors of the Company were elected, the voting results of which are as follows:

Number of Shares(1)
Director	For	Withheld/Abstain
Kyle Kazan	240,557,134 (99.962%)	90,289 (0.038%)
Graham Farrar	240,639,758 (99.997%)	7,639 (0.003%)
Robert (Jamie) Mendola	240,637,408 (99.996%)	10,015 (0.004%)
Humble Lukanga	240,020,642 (99.740%)	625,755 (0.260%)
Jocelyn Rosenwald	239,936,363 (99.705%)	711,060 (0.295%)
George Raveling	239,938,202 (99.705%)	709,188 (0.295%)
Hector De La Torre	239,939,772 (99.706%)	707,636 (0.294%)
Robert (Bob) Hoban	240,019,863 (99.739%)	627,527 (0.261%)

Note:

(1)	The shares entitled to vote on this resolution consist of the subordinate voting shares, restricted voting shares and multiple voting shares of the Company. The limited voting shares of the Company are not entitled to vote on the election of directors.

Shareholders also approved the re-appointment of Macias Gini & O'Connell LLP as auditors of the Company for the ensuing year and authorized the directors to fix the auditors’ remuneration.

Full details of the foregoing are contained in the Report of Voting Results for the Meeting which has been filed on SEDAR at www.sedar.com.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson / Jack Perkins

T: 212-896-1233

E: GlassHouse@kcsa.com